UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

Office Unit 1125,

11/F, Lee Garden One,

33 Hysan Ave,

Causeway Bay, Hong Kong

+852 38481723

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 25, 2024, Caravelle International Group (the “Registrant” or the “Company”) announced that it will hold its Annual General Meeting of Shareholders (the “Annual Meeting”) on January 3, 2025. Shareholders of record who hold ordinary shares, par value $0.0001 per share, of the Company at the close of business on November 27, 2024, will be entitled to notice of and to vote at the Annual Meeting and any postponements or adjournments thereof.

At the Annual Meeting, the shareholders will be asked to vote on (1) the proposed change of the name of the Company from “Caravelle International Group” to “High-Trend International Group,” (2) the proposed re-designation and re-classification of 497,500,000 ordinary shares of a par value of US$0.0001 each in the capital of the Company (including all of the issued and outstanding shares) as 497,500,000 Class A Ordinary Shares, and a proposed re-designation and re-classification of 2,500,000 unissued ordinary shares of a par value of US$0.0001 each in the capital of the Company as 2,500,000 Class B Ordinary Shares, so that the authorized share capital of the Company is US$50,000 divided into 497,500,000 Class A Ordinary Shares of a par value of US$0.0001 each and 2,500,000 Class B Ordinary Shares of a par value of US$0.0001 each, each with the rights, privileges, preferences and restrictions set out in the Amended M&A (as defined below), (3) the proposed second amended and restated memorandum and articles of association of the Company (the “Amended M&A”), and (4) the proposed removal of Mr. Guohua Zhang as a director of the Company. The shareholders will also be presented with the Company’s financial information for the fiscal year ended October 31, 2024 and afforded the opportunity to discuss Company affairs with management.

The Notice of the Annual Meeting and the proposed Second Amended and Restated Memorandum and Articles of Association are furnished herewith as Exhibit 99.1 and Exhibit 3.1 respectively.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Proposed Second Amended and Restated Memorandum and Articles of Association
99.1	Notice of 2024 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2024	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Hanxi Chang
Hanxi Chang
Chief Executive Officer
(Principal Executive Officer)

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